As filed with the Securities and Exchange Commission on April 7 1998.

                       File No. 70-09033

                  UNITED STATES OF AMERICA
             SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549
     ___________________________________________________________

                     AMENDMENT NO. 3 TO
           FORM U-1 APPLICATION OR DECLARATION

                          UNDER

       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      Sempra Energy
             (formerly Mineral Energy Company)
                     101 Ash Street
                 San Diego, California 92101

    (Name of company or companies filing this statement and address of principal executive offices)

                         None

(Name of top registered holding company parent of each applicant or declarant)

Richard D. Farman                         Stephen L. Baum
President and Chief Operating Officer     President and Chief Executive
                                          Officer
Pacific Enterprises                       Enova Corporation
555 West Fifth Street, Suite 2900         101 Ash Street
Los Angeles, California 90013-1001        San Diego, California
(213) 895-5000                            (619) 696-2000

           (Name and address of agents for service)

    ___________________________________________________________

The Commission is requested to send copies of all notices, orders and communciations in connection with this Application to:

     Ruth S. Epstein, Esq.
     Covington & Burling
     1201 Pennsylvania Avenue, N.W.
     P.O. Box 7566
     Washington, D.C. 20044-7566

                     UNITED STATES OF AMERICA
                SECURITIES AND EXCHANGE COMMISSION


SEMPRA ENERGY                         )
(formerly Mineral Energy Company)     )
                                      )    File No. 70-9033
Amendment No. 3 To Application On     )
Form U-1                              )


     INTRODUCTION

          On March 26, 1997, Mineral Energy Company, a newly formed California corporation that now has been renamed Sempra Energy (the "Company"), filed an application on Form U-1 (the "Application") with the Securities and Exchange Commission (the "SEC" or the "Commission") seeking (1) authorization for its acquisition of Pacific Enterprises ("Pacific") and Enova Corporation ("Enova") (the "Transaction") under Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935) (the "1935 Act" or the "Act"); and (2) an order exempting the Company under Section 3(a)(1) of the Act from all provisions of the Act except Section 9(a)(2). The Application was amended on May 13, 1997, by the submission of additional exhibits, and was further amended on January 28, 1998, by submitting information about the progress of related approval proceedings and the submission of additional exhibits.
          On March 26, 1998, the California Public Utilities Commission (the "CPUC") voted to approve the Transaction. The CPUC found that the Transaction will benefit customers, maintain or improve the financial condition of the constituent utilities and quality of management, and be fair to shareholders and employees, and, as conditioned, would enhance rather than adversely affect competition. A copy of the CPUC's order (the "CPUC Order"), which was issued on April 1, is included as Exhibit D-10 to this Application.

          All other regulatory approval proceedings for the Transaction are virtually complete as well. The Nuclear Regulatory Commission approved the Transaction on August 29, 1997. The Federal Energy Regulatory Commission ("FERC") approved the Transaction on June 25, 1997, subject to certain conditions that have now been satisfied. Accordingly, the Company has requested FERC to enter its final order and expects this order shortly. Finally, on March 9, 1998, Enova reached an agreement with the U.S. Department of Justice ("DOJ"), which terminated DOJ's review and cleared the Transaction under the notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act. <F1>
          The favorable resolution of these regulatory proceedings demonstrates that the Transaction is in the public interest, and that all concerns have been carefully studied and resolved. It is critical to reaping the substantial benefits of the Transaction for both shareholders and consumers that the Transaction be consummated as soon as possible. Now that the CPUC has approved the Transaction, the constituent companies have commenced the final phase of preparation for the Transaction, and will be ready to close the Transaction by June 1, 1998. The Company therefore requests the that Commission issue its final order on the Application promptly, and in any event no later than May 29, 1998.
<F2>
          In order to expedite the Commission's final decision in this matter, this Amendment is being filed to provide a description of the CPUC approval order and the other final regulatory proceedings (previous proceedings are described in Amendment No. 2 to the application filed on January 28, 1998). This Amendment also provides, as a supplement to the Application, certain 1997 year-end financial information relating to Enova and Pacific, and to the

Company on a pro forma basis. All capitalized terms used in this amendment will refer to the definitions in the Application, unless otherwise indicated. Item numbers used are those found in the Form U-1.

Item 1.     Description of the Proposed Transaction

Pacific

          The common stock of Pacific, without par value, is listed on the New York Stock Exchange and the Pacific Stock Exchange ("PSE"), and the preferred stock of Pacific, without par value, is listed on the American Stock Exchange and the PSE. As of the close of business on December 31, 1997, there were 81,103,449 shares of Pacific Common Stock and 800,253 shares of Pacific Preferred Stock issued and outstanding.
          For the year ended December 31, 1997, Pacific's operating revenues on a consolidated basis were approximately $2.738 billion (net of $5 million in balancing and other adjustments), of which approximately $2.228 billion were attributable to sales of natural gas, $408 million were attributable to natural gas transportation revenues, and $97 million were attributable to non-utility activities. Consolidated assets of Pacific and its subsidiaries at December 31, 1997, were approximately $4.977 billion, of which approximately $3.154 billion consisted of net gas plant.
          At December 31, 1997, Pacific employed approximately 7,215 persons, approximately 6,615 of which were employed by SoCalGas.
Enova

          The common stock of Enova, without par value, is listed on the NYSE and the PSE. As of the close of business on December 31, 1997, there were 113,634,744 shares of Enova Common Stock issued and outstanding. Enova has no other equity securities outstanding.
          For the year ended December 31, 1997, Enova's operating revenues on a consolidated basis were approximately $2.217 billion, of which approximately $1.769 billion were attributable to its electric utility operations, approximately $398 million were attributable to its gas utility operations, and approximately $50 million were attributable to its energy-related and other operations. Consolidated assets of Enova and its subsidiaries at December 31, 1997, were approximately $5.234 billion, of which approximately $2.487 billion consists of net electric plant and $449 million consists of net gas plant.
          At December 31, 1997, Enova employed 3,665 people, of which 3,576 people were employed by SDG&E.
          In November 1997, SDG&E's board of directors approved a plan to auction the company's power plants and other electric-generating assets, enabling SDG&E to continue to concentrate its business on the transmission and distribution of electricity and natural gas as California opens its electric utility industry to competition in 1998. The plan includes the divestiture of SDG&E's fossil power plants -- the Encina (Carlsbad, California) and South Bay (Chula Vista, California) plants -- and its combustion turbines, as well as its 20-percent interest in the San Onofre Nuclear Generating Station ("SONGS") and its portfolio of long-term purchased-power contracts, including those with qualifying facilities. The power plants, including the interest in SONGS, have a net book value as of December 31, 1997, of $800 million ($200 million for fossil and $600 million for SONGS) and a combined generating capacity of 2,400 megawatts. In December 1997, SDG&E filed with the CPUC for approval of the auction plan. The sale of the nonnuclear generating assets is expected to be completed by the end of the first quarter of 1999.
Management and Operations of the Company Following the Transaction
          On a combined pro forma basis, using information as of December 31, 1997, the utility subsidiaries of the Company would serve approximately 1.2 million electric customers and 5.4 million natural gas customers in southern and central California. The Company would have operating revenues of $4.900 billion, consisting of $2.984 billion attributable to gas operations, $1.769 billion attributable to electric operations, and $147 million attributable to nonutility operations. The Company would have total assets of $10.112 billion, including $3.603 billion attributable to net gas plant and $2.487 billion attributable to net electric plant.
          Set forth below are summaries of the historical capital structure of Pacific and Enova as of December 31, 1997, and the pro forma consolidated capital structure of the Company as of the same date.

     Pacific and Enova's Historical Capitalizations
     As of December 31, 1997
     (dollars in millions)
     (audited)

                            Enova              Pacific

                            $        %         $       %

Common Stock Equity     1,570     42.1     1,389    51.8

Preferred Stock           ---      ---        80     3.0

Long-term Debt *        2,057     55.1     1,118    41.7

Preferred Stock of a      104      2.8        95     3.5
Subsidiary
Total**                 3,731    100       2,682   100

     The Company Pro Forma Consolidated Capitalization
     As of December 31, 1997
     (dollars in millions)
     (unaudited)
                            $                        %
Common Stock Equity     2,959                     46.1
Preferred Stock            80                      1.3
Long-term Debt *        3,175                     49.5
Preferred Stock of        199                      3.1
Subsidiaries

Total**                 6,413                    100
* Includes $658 million of electric rate-reduction bonds.

** Does not include $502 million in short-term debt and long-term debt due within one year of Pacific and $122 million in long-term debt due within one year of Enova.

Joint Ventures Between Enova and Pacific

          Sempra Energy Solutions (formerly Energy Pacific), jointly owned, 50% each by Enova and Pacific, provides a broad range of energy-related products and services in California and throughout the United States.
          Sempra Energy Trading Corp. (formerly AIG Trading Corp.), also jointly owned, 50% each by Enova and Pacific, is engaged in the business of marketing and trading physical and financial energy products, including natural gas, power, crude oil and associated commodities.
Item 3.     Applicable Statutory Provisions
Section 3(a)(1)  Intrastate Exemption
          Based on pro forma financial information for the year ended December 31, 1997, less than 3% of the consolidated utility revenues of the Company, none of its retail natural gas sales, and approximately 6% of its revenues from sales of electricity would be from the Company's utility operations located outside of California. Virtually all (99%) of the systems' net utility plant (based on book value) and utility customers (based on number of customers) would be located in California.
          Commencing March 31, 1998, all of SDG&E's wholesale electricity output will be bid into the California Power Exchange, pursuant to the restructuring of the California electric markets. All purchasers will take delivery of the electricity within the state. Following the divestiture of SDG&E's generating assets, SDG&E will not be making wholesale sales of electricity; all of SDG&E's retail sales are within the state of California.
Item 4.     Regulatory Approvals

A.     State Regulatory Authority

          The CPUC voted to approve the Transaction on March 26, 1998. In its decision, the CPUC found that the Transaction satisfies the key statutory criteria: that it will benefit the state and local economies and customers, maintain or improve the financial condition of the utilities and quality of management, and be fair to employees and shareholders. The decision also noted that the California Attorney General's November 20, 1998 opinion recommended approval of the Transaction. The decision requires SDG&E to divest by December 31, 1999 its gas-fired generation units

-- which it had already decided to do -- and Southern California Gas Company to sell by September 1, 1998 its options to purchase those portions of the Kern River and Mojave Pipeline gas transmission facilities within California. These options are not exercisable until the year 2012.
          Significantly, in its order, the CPUC found that the remedial measures submitted by Enova and Pacific, together with its ongoing regulation of SoCalGas and SDG&E, the restrictions adopted in its affiliate rulemaking, divestiture of SDG&E's gas-fired generators, and divestiture of SoCalGas's option to purchase the Kern River and Mojave pipeline facilities, would "effectively protect against the exercise of market power by the merged entity."
 Accordingly, the CPUC approved the Transaction subject to those mitigation measures and specifically undertook to enforce them:
      This Commission has the authority and shall enforce SoCalGas's compliance with Federal Energy Regulatory
Commission Order No. 497 and each of the other remedial measures ordered by this decision.

Indeed, to assure further the effectiveness of such enforcement, the CPUC provided that it would retain -- at the merged entity's expense -- an independent accounting or consulting firm with appropriate technical expertise to monitor how the combined utilities (a) operate their gas systems (b) comply with adopted safeguards to ensure open and nondiscriminatory service, and (c) comply with specific restrictions and guidelines. That firm is to have "continuous access to the gas control rooms of applicants, and to all appropriate records, operating information, and data of applicants." It will report to the CPUC as appropriate and shall immediately report any violations of the safeguards imposed or abuse of market power. See CPUC Order at 67a.
B.     Federal Power Act.
          On June 25, 1997, FERC approved the Transaction subject to the condition that the CPUC agree to accept and enforce certain measures relating to market power mitigation. As described above, in its order approving the Transaction, the CPUC has adopted and undertaken to enforce mitigation measures that fully satisfy the conditions imposed by FERC in the June 25 Order.
          In its order, FERC also observed that divestiture of SDG&E's gas-fired generation would be another method of eliminating vertical market power concerns. SDG&E's commitment to such divestiture, which is now a requirement of its agreement with DOJ and a condition of the CPUC's approval, thus serves as an independent basis for meeting FERC's concerns.
          SDG&E has filed the CPUC order with FERC and requested that FERC issue its final order promptly. Inasmuch as FERC's conditions and the underlying concerns have been fully satisfied, the Company expects FERC's final order to be issued shortly.
C.     Antitrust
          Pacific and Enova submitted Notification and Report Forms to the Antitrust Division of the DOJ and to the Federal Trade Commission on January 9, 1998, pursuant to the Hart-Scott-Rodino Antitrust Improvements Act. On March 9, 1998, Enova reached an agreement with DOJ, which resolved DOJ's concerns as to the competitive effect of the Transaction. Pursuant to that agreement, Enova and DOJ filed a stipulation and order in the United States District Court for the District of Columbia on March 9, simultaneously with an underlying complaint filed by DOJ. <F3> Under the terms of that stipulation, SDG&E is required to divest its two gas-fired generation stations, Encina and South Bay, within 18 months. Bidders for the capacity must be approved by DOJ. Enova's ability to acquire other generating capacity in California in the future is, moreover, severely restricted: subject to certain exceptions, Enova may not hold more than 500 megawatts of existing generation capacity, including the 75 megawatts it currently purchases from Portland General Electric Company under a long-term contract.
          The March 9 filing clears the Transaction for consummation for Hart-Scott-Rodino Act purposes. While the order is not final until it is entered by the District Court, after a 60-day public comment period (which should commence soon upon publication of the settlement in the Federal Register), the Company believes that any chance that the order will not be entered is remote. In any event, Enova and Pacific are now free to consummate the Transaction under the Hart-Scott-Rodino Act and the antitrust laws.
D.     Atomic Energy Act.
          On August 29, 1997, the Nuclear Regulatory Commission approved the Transaction, ruling that the creation of the new company will not affect SDG&E's qualifications to hold the license for its 20-percent interest in SONGS.
Watchful Deference
          In the year that this Application has been pending before the Commission, during which all members of the public have had the opportunity to submit comments, the only issue that has been raised as to satisfaction of the requirements of the 1935 Act is whether the Transaction will adversely affect competition. As described above, the effect of the Transaction on competition has also been a central issue in the proceedings before the CPUC and FERC and in discussions with DOJ. All of these agencies have studied this issue extensively and, with the additional protections that they have adopted as conditions, concluded that the Transaction should be permitted to proceed.
          The Company has repeatedly urged the Commission to apply the doctrine of "watchful deference" with respect to this issue, that is, to defer in a considered manner to the determination of the regulators that have already addressed these concerns. In Amendment No. 2 to this application, filed with the Commission on January 28, 1998, the Company set forth at length the relevant circumstances and precedents, all of which overwhelmingly support application of the doctrine in this case. In light of the final approval that has now been granted by the CPUC, some of those circumstances bear repeating in connection with the Commission's evaluation of the CPUC order.
          First, to approve the transaction, the CPUC was required by Section 854 of the California Public Utilities Code to find, among other things, that the Transaction will not adversely affect competition. The CPUC has not only so found but has gone further. To quote the CPUC's words: "in fact, it will enhance competition." CPUC Order at 144.
          Second, the proceedings have been comprehensive: they have included over 45 submissions of prepared direct testimony; the applicants have responded to over 3,800 detailed interrogatories and data requests propounded by interested parties and have produced over 100,000 pages of documents; certain intervenors took the oral depositions of eight of the applicants' employees, eliciting 12 days of testimony; evidentiary hearings began on September 17, 1997, and continued, with some recesses, through October 23; the evidentiary record developed during these hearings includes 277 exhibits and 2,232 transcript pages of oral testimony taken over 16 hearing days.
          Third, the Attorney General for the State of California, who was required by statute to submit an advisory opinion to the CPUC, recommended approval of the Transaction after concluding that the Transaction would not adversely affect competition within either the wholesale electricity or interstate gas markets. This opinion is fully described in Amendment No. 2 to this Application, and the full text is included therein as an exhibit.
          Finally, the CPUC undertook a detailed examination of the Transaction and its effects. The 150-page decision methodically discusses all the issues raised. In support of its conclusion that the Transaction serves the public interest, the CPUC makes 170 specific findings of fact, including that (a) the driving force of the merger of Pacific and Enova is to position the companies to be able to compete in the deregulated national energy market; (b) the proposed merger holds significant strategic benefits for the new company and its shareholders; (c) the merger will be beneficial on an overall basis to state and local economies and to the communities in the area served by SDG&E and SoCalGas; and (d) the merger brings together two experienced management teams with complementary skills and experience and will provide SDG&E and SoCalGas access to additional management skills and resources. <F4> Significantly, the CPUC makes a specific finding that the Transaction will preserve the CPUC's own jurisdiction and its own capacity to effectively regulate and audit SDG&E's and SoCalGas' public utility operations. Last, and of course most importantly, the CPUC addresses the competition issue, and the mitigation measures proposed by the Company and finds that "[t]he proposed merger properly mitigated will not adversely affect competition; in fact, it will enhance competition." CPUC Order at 144 (emphasis added).
          Based on the complete record now before the Commission, the Company believes it is appropriate for the Commission to defer to the conclusions reached by the CPUC, as well as by FERC, DOJ, and the California Attorney General, and to issue its decision as expeditiously as possible so that the Transaction may be consummated by June 1, 1998.

Item 6.     Exhibits and Financial Statements

          The following exhibits have been filed with the Application or an amendment thereto.


     EXHIBITS
A-1
Articles of Incorporation of the Company (filed as Annex J to the Joint Proxy Statement/Prospectus included in the Registration Statement on Form S-4 on February 5, 1997, File No. 333-21229, and incorporated herein by reference)
A-2
Bylaws of the Company (filed as Annex K to the Joint Proxy Statement/Prospectus included in the Registration Statement on Form S-4 on February 5, 1997, File No. 333-21229, and incorporated herein by reference)
B-1
Merger Agreement (filed as Annex A to the Joint Proxy Statement/Prospectus included in the Registration Statement on Form S-4 on February 5, 1997, File No. 333-21229, and incorporated herein by reference) and Amendment thereto (filed herewith)
B-2
Joint Venture Marketing Agreement (filed as Exhibit 10.5 to the Registration Statement on Form S-4 on February 5, 1997, File No. 333-21229, and incorporated herein by reference)
B-3
Employment Agreement by and between the Company and Richard D. Farman dated October 12, 1996 (filed as Annex E to the joint Proxy Statement/Prospectus included in the Registration Statement on Form S-4 on February 5, 1997, File No. 333-21229, and incorporated herein by reference)
B-4
Employment Agreement by and between the Company and Stephen L. Baum dated October 12, 1996 (filed as Annex F to the Joint Proxy Statement/Prospectus included in the Registration Statement on Form S-4 on February 5, 1997 File No. 333-21229, and incorporated herein by reference)
B-5
Employment Agreement by and between the Company and Warren I. Mitchell dated October 12, 1996 (filed as Annex G to the Joint Proxy Statement/Prospectus included in the Registration Statement on Form S-4 on February 5, 1997, File No. 333-21229, and incorporated herein by reference)

B-6
Employment Agreement by and between the Company and Donald E. Felsinger dated October 12, 1996 (filed as Annex H to the Joint Proxy Statement/Prospectus included in the Registration Statement on Form S-4 on February 4, 1997, File No. 333-21229, and incorporated herein by reference)
C-1
Registration Statement on Form S-4 (filed on February 5, 1997, File No. 333-21229, and incorporated herein by reference)
D-1
Joint Application of Pacific, Enova, the Company, Pacific Sub and Enova Sub to the CPUC, filed October 30, 1996 (filed with Amendment No. 1 to this Application and incorporated herein by reference)
D-2
Testimony of T. J. Flaherty, F. H. Ault & D. L. Reed before the CPUC, "Identification of Merger Synergies." (filed with Amendment No. 1 to this Application and incorporated herein by reference)
D-3
Joint Petition for a Declaratory Order of Pacific and Enova before FERC filed December 6, 1996 (filed with Amendment No. 1 to this Application and incorporated herein by reference)
D-4
Joint Application of Enova and SDG&E before FERC, filed January 27, 1997 (filed with Amendment No. 1 to this Application and incorporated herein by reference)
D-5
Testimony of William Hieronymous before FERC, filed October 30, 1996 (filed with Amendment No. 1 to this Application and incorporated herein by reference)
D-6
Order of FERC (filed with amendment No. 2 to this Application and incorporated herein by reference)
D-7
Letter on behalf of SDG&E to the NRC, submitted December 2, 1996 (filed with Amendment No. 1 to this Application and incorporated herein by reference)
D-8
Chart of Testimony before the CPUC (filed with Amendment No. 2 to this Application and incorporated herein by reference)
D-9
Opinion of Attorney General on Competitive Effects of Proposed Merger between Pacific Enterprises and Enova Corporation, submitted to the CPUC on November 20, 1997 (filed with Amendment No. 2 to this Application and incorporated herein by reference)

D-10
Order of the CPUC approving the Transaction, dated March 26, 1998
(filed herewith)
D-11
Order of the Nuclear Regulatory Commission approving the Transaction, dated August 29, 1997 (filed herewith)
E-1
Map of SoCalGas gas service areas (filed in paper under cover of Form SE)
E-2
Map of SDG&E electric and gas service areas (filed in paper under cover of Form SE)
E-3
Map showing overlap of Pacific and Enova service territories (filed in paper under cover of Form SE)
F-1
Opinions of Counsel (filed herewith)
F-2
Past Tense Opinion of Counsel (to be filed by amendment)
G-1
Opinion of Merrill Lynch to the Pacific Board dated February 6,
1997 (filed as Annex C to the Joint Proxy Statement/Prospectus included in the Registration Statement on Form S-4 on February 4, 1997, File No. 333-21229, and incorporated herein by reference)
G-2
Opinion of Barr Devlin to the Pacific Board dated February 6, 1997 (filed as Annex B to the Joint Proxy Statement/Prospectus included in the Registration Statement on Form S-4 on February 5, 1997, File No. 333-21229, and incorporated herein by reference)
G-3
Opinion of Morgan Stanley to the Enova Board dated February 6, 1997 (filed as Annex D to the Joint Proxy Statement/Prospectus included in the Registration Statement on Form S-4 on February 5, 1997, File No. 333-21229, and incorporated herein by reference)
H-1
Pacific Annual Report on Form 10-K for the year ended December 31, 1997 (filed with the Commission by Pacific on March 26, 1998 and incorporated herein by reference)
H-2
Enova Annual Report on Form 10-K for the year ended December 31,
1997 (filed with the Commission by Enova on February 26, 1998, and incorporated herein by reference)
H-3
Pacific 1997 Annual Report to Shareholders (furnished to the Commission and incorporated herein by reference)

H-4
Enova 1997 Annual Report to Shareholders (furnished to the
Commission and incorporated herein by reference)
I-1
Proposed form of Notice

b.     Financial Statements

FS-1
Company Pro Forma Consolidated Balance Sheet as of December 31, 1997 (filed herewith)
FS-2
Company Pro Forma Consolidated Statement of Income for the year ended December 31, 1997 and notes to pro forma combined financial statements (filed herewith)
FS-3
Pacific Consolidated Balance Sheets as of December 31, 1997 (filed with the Commission in the Pacific Annual Report on Form 10-K for the year ended December 31, 1997, and incorporated herein by reference)
FS-4
Pacific Consolidated Statement of Income for the year ended December 31, 1997 (filed with the Commission in the Pacific Annual Report on Form 10-K for the year ended December 31, 1997, and incorporated herein by reference)
FS-5
Enova Consolidated Balance Sheets as of December 31, 1997 (filed with the Commission in the Enova Annual Report on Form 10-K for the year ended December 31, 1997, filed by Enova on February 26, 1998, File No. 0001-11439, and incorporated herein by reference)
FS-6
Enova Consolidated Statement of Income for the year ended December 31, 1997 (previously filed with the Commission in the Enova Annual Report on Form 10-K for the year ended December 31, 1997, filed by Enova on February 26, 1998, File No. 0001-11439, and incorporated herein by reference)

Item 7.     Information as to Environmental Effects

          On September 12, 1997, the CPUC staff issued a Negative
Declaration, concluding that the Transaction will not result in any activities or operational changes that may cause significant adverse effect on the environment. The CPUC's order of April 1, 1998 affirms that ruling.

     SIGNATURE

          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this Amendment to the Application to be signed on its behalf by the undersigned thereunto duly authorized.

                                           SEMPRA ENERGY

Date:  April 3, 1998               By:     /s/ Richard D. Farman
                                           _____________________
                                           Richard D. Farman
                                           President

<F1> The procedures for implementing this agreement are described in Item 4.C of this Amendment.

<F2> Delayed regulatory approval that would postpone consummation of the Transaction beyond June 1, as planned, would result in: (1) further deferral of hundreds of millions of dollars in bill credits to California consumers; (2) continued business and personal uncertainty for those employees of the two companies who will be affected by the Transaction; and (3) deferral of the benefits that will arise from the presence of the merged entity as a more efficient, effective, competitor in the restructured retail and wholesale electricity markets that began operation on March 31, 1998.

<F3> It is customary for DOJ to file a complaint contemporaneously with a consent decree. This convention reflects the fact that DOJ does not have the statutory authority to impose conditions on a merger. To make the terms of a settlement agreement enforceable, DOJ must initiate a lawsuit under Section 7 of the Clayton Act as well as file the agreement as a proposed final judgment.

<F4>. The Company estimated before the CPUC that savings to result from the Transaction would be over $1.1 billion during a ten-year period, an amount that some parties to the proceeding asserted was understated. In allocating the savings between shareholders and ratepayers, the CPUC decided to allocate only the first five years' savings and leave any allocation of subsequent savings to future proceedings.